Filed by Salisbury Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 333-197985

*** IMPORTANT REMINDER ****

Dear Salisbury Shareholder:

The Special Meeting of Salisbury Bancorp, Inc. is called to be held on October 29, 2014. At this meeting you are being asked to approve our Merger with Riverside Bank. You are receiving this reminder letter because your votes were not yet processed at the time this letter was mailed.  If you have already voted, we thank you for your vote.  Please note that if you hold shares in more than one account, you may still need to vote any remaining unvoted shares.

YOUR VOTE IS ESPECIALLY IMPORTANT FOR THIS MEETING

The proposal to approve the Merger requires the favorable vote of a majority of all outstanding shares in order to be approved. This is a high threshold and we are asking all of our shareholders to vote as soon as possible to help us achieve passage of this proposal. Your Board recommends that you vote FOR all proposals. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

The fastest and easiest way to vote is by telephone or on the Internet. Instructions on how to vote your shares over the telephone or on the Internet are provided on the voting form enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY

If you sign and return the enclosed voting form without indicating a different choice, your shares will be voted FOR the Agreement and Plan of Merger; FOR the proposal to approve the amendment of Salisbury Bancorp, Inc.'s Certificate of Incorporation; and FOR the proposal to adjourn the meeting, if necessary, as recommended by your Board of Directors.

If you have any questions or if you need assistance voting, please call Morrow & Co., LLC, our proxy solicitor, at 1-800-573-4397.

Thank you for your investment in Salisbury Bancorp, Inc. and for taking the time to vote your shares.

Sincerely,

Shelly L. Humeston

Secretary

ADDITIONAL INFORMATION FOR SHAREHOLDERS

In connection with the proposed merger with Riverside Bank, Salisbury Bancorp, Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-197985) that includes a joint proxy statement of Salisbury Bancorp, Inc. and Riverside Bank and a prospectus of Salisbury Bancorp, Inc., as well as other relevant documents concerning the proposed transaction. The SEC declared the Registration Statement effective on September 12, 2014 and Salisbury Bancorp, Inc. and Riverside Bank have mailed the joint proxy statement/prospectus to their respective shareholders. SHAREHOLDERS OF SALISBURY BANCORP, INC. AND RIVERSIDE BANK ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders of Salisbury Bancorp, Inc. and Riverside Bank may obtain a free copy of the joint proxy statement/prospectus containing information about Salisbury Bancorp, Inc. and Riverside Bank, as well as other filings containing information about Salisbury Bancorp, Inc., at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Salisbury Bancorp, Inc.’s website at www.salisburybank.com.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Salisbury Bancorp, Inc. and Riverside Bank and certain of their respective directors, executive officers and other members of management and employees, under the SEC’s rules, may be deemed to be “participants” in the solicitation of proxies from the shareholders of Salisbury Bancorp, Inc. and Riverside Bank in connection with the proposed merger and related matters. Information regarding the directors and executive officers of Salisbury Bancorp, Inc. and their ownership of Salisbury Bancorp, Inc. common stock is set forth in the proxy statement for Salisbury Bancorp, Inc.’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 9, 2014. Information regarding the directors and executive officers of Riverside Bank and their ownership of Riverside Bank common stock, and additional information regarding the interests of the Salisbury Bancorp, Inc. and Riverside Bank participants, may be obtained by reading the joint proxy statement/prospectus. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.